EXHIBIT 19.1

META PLATFORMS, INC.
INSIDER TRADING POLICY
I.Background and Purpose
A.Why have we adopted this policy?
This policy has been adopted to help you comply with the federal securities laws and to avoid even the appearance of impropriety. Under the securities laws, it is generally illegal for any person to trade in the securities of Meta Platforms, Inc. (“Meta” or the “Company”) or any other company while in the possession of material non-public information about that company. It is also generally illegal for any such person to give material non-public information about Meta or any other company to others who then trade on the basis of that information. The consequences of prohibited insider trading or the “tipping” of material non-public information can be severe for both individuals engaging in such behavior and for Meta. Violators, as well as Meta, its directors and officers and/or the managers of the person violating the rules may be required to pay major civil or criminal penalties (including jail time) and could be subject to private lawsuits in connection with the violation of the insider trading laws.
B.What is insider trading?
“Insider trading” occurs when any person PURCHASES or SELLS Meta securities on the basis of material non-public information concerning Meta, or from tipping (directly or indirectly passing on) material non-public information to others. Meta securities include not only stocks, but also include options, restricted stock units (“RSUs”), warrants, bonds and notes as well as derivative securities that are not issued by Meta, such as exchange-traded put or call options or swaps relating to Meta’s securities. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security.

Does this policy also apply to securities of other companies?

Insider trading on the basis of material non-public information about Meta is prohibited under this policy. In connection with your work at Meta, you may also learn material non-public information about other companies. This policy also prohibits trading in those companies' securities on the basis of material non-public information about those companies learned through your employment at Meta, and prohibits tipping (directly or indirectly passing on) material non-public information about those companies to others.

Note that if you learn material non-public information that affects multiple other companies, you may not trade the securities of any of those companies. For example, say you learn that Meta has plans to acquire Company A. The acquisition is not material to Meta but it is material non-public information about Company A. There is also a Company B in the same industry that is economically linked to Company A, such that the announcement of the acquisition of Company A could be expected to affect the stock price of Company B. This policy prohibits trading in securities of both Company A and Company B while in possession of that material non-public information.
C.What is “Material Non-public Information”?
Information concerning Meta is considered “MATERIAL” if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to purchase or sell Meta’s securities. Material information can be positive or negative and can relate to virtually any aspect of Meta’s business.
Examples of material information may include (but are not limited to) facts concerning:
•historical or forecasted revenues, earnings or other financial results;
•significant new products or services or other product developments;
•significant new contracts, customers or partners or the loss of a significant contract, customer or partner;

•significant developments regarding Meta’s technology or business operations;
•significant, sustained changes in user growth and engagement;
•possible mergers or acquisitions or dispositions of significant subsidiaries or assets, tender offers, joint ventures, restructurings or curtailment of operations;
•pending or threatened significant litigation or regulatory inquiries or developments in existing litigation or inquiries;
•significant cybersecurity incidents or data breaches;
•significant developments in borrowings, or financings or capital investments;
•significant changes in financial condition or asset value or liquidity issues;
•changes in debt ratings, or analyst upgrades or downgrades of Meta or its securities;
•changes in senior management;
•significant changes in corporate strategy;
•changes in accounting methods and write-offs; and
•stock offerings, stock splits or changes in dividend policy.
This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could result in material information. Determination of what may constitute material information will depend upon the facts and circumstances in each particular situation.
Information is “NON-PUBLIC” if it is not available to the general public. In order for information to be considered public, it must be generally available to investors and widely disseminated through (i) press releases or corporate blog posts issued by Meta, publicly accessible webcasts or conference calls conducted by Meta or a public filing made by Meta with the Securities and Exchange Commission (“SEC”), or (ii) publication in a widely-available newspaper, news magazine or news website. In addition, a sufficient amount of time must pass so that the information has had an opportunity to be digested by the marketplace. As a general rule, information should not be considered fully absorbed by the marketplace until one (1) full trading day after the release of such information.
One helpful way to determine if you have material non-public information is to ask yourself, “Would the person on the other side of this transaction still want to complete the trade at this price if he or she knew what I know about Meta?” If the answer is “no,” chances are you possess material non-public information.
A good general rule of thumb: WHEN IN DOUBT, DO NOT TRADE.
D.Who is covered under this policy?
If you fall under any of the categories below, you are subject to this policy:
•directors, officers and employees of Meta and its subsidiaries;
•spouses, domestic partners, dependent children (whether or not minors) and any other family members who live in the same household of any persons listed in the bullet above;
•consultants and contractors of Meta and its subsidiaries; and
•any persons or entities or accounts controlled by any of the above or which investment decisions are directed or influenced by any of the above.
Any trades in Meta securities made on your behalf, including trades by brokers or other third parties, are subject to this policy, and it is your responsibility to ensure all such trading activity is in compliance with this policy. You should also be aware that trades in Meta securities by other members of your immediate family (e.g. parents or siblings) as well as unrelated members of your household may be heavily scrutinized based on their proximity to you. In an insider trading investigation, the burden of proof is often on the insider to prove that trades made by such persons were not the result of information that the insider may have possessed. Accordingly, while we don’t expect you to monitor what is outside of your control, if you are concerned about this possibility, we suggest that you send a message to these people informing them of Meta’s regular closed trading period and ask them to comply with the closed trading period.
E.Who administers this policy?
The Company’s Chief Legal Officer administers this policy and serves as the Insider Trading Policy Compliance Officer (the “Insider Trading Policy Compliance Officer”). In his or her absence, Meta’s Chief Financial Officer will serve as the Insider Trading Policy Compliance Officer. The Insider Trading Policy Compliance Officer may also designate one or more individuals in the legal department who may perform the functions of the Insider Trading Policy Compliance Officer. The Insider Trading Policy Compliance Officer will review and either approve or prohibit all proposed trades requiring preapproval under this policy according to the procedures set forth in this policy, except that with respect to the Chief Legal Officer, any proposed trades must be approved by Meta’s Chief Financial Officer. All determinations and interpretations by the Insider Trading Policy Compliance Officer will be final and not subject to further review.
II.Insider Trading Policies
OVERRIDING RULE: NO ONE CAN TRADE META SECURITIES WHILE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION, AND NO ONE CAN HELP OR ENCOURAGE ANYONE TO TRADE META SECURITIES WHILE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION.
A. No Trading on Material Non-public Information
If you possess material non-public information, you may not purchase or sell, including any offer to purchase or offer to sell, any of Meta’s securities, during any period beginning with the date you received the material non-public information concerning Meta, and ending at market open on the second full trading day after public disclosure of that information, or at such time when the non-public information is no longer material.
B. No Trading During Closed Trading Periods; Pre-Clearance of Certain Transactions
1. Regular Closed Trading Period
You may not trade in any security of Meta during the period beginning at market close on the last day of the middle month of any fiscal quarter of Meta and ending at market open on the second full trading day after the public release of earnings data for such fiscal quarter (a “Regular Closed Trading Period”). For example, if Meta announces its prior fiscal quarter earnings on the afternoon of Wednesday, July 28th, then the Regular Closed Trading Period will end at market open on Friday, July 30th, and you would potentially be able to trade in the “open trading window” from Friday, July 30th through market close on August 31st. However, these open trading windows should not be considered a safe harbor, as you are always restricted from trading under this policy if you possess material non-public information, even during open trading windows.
2. Special Closed Trading Period
The Insider Trading Policy Compliance Officer may suspend trading in Meta securities from time to time for some or all persons subject to this policy because of material developments known to Meta or certain persons within Meta and not yet disclosed to the public, as he or she deems appropriate (a “Special Closed Trading Period” and together with a Regular Closed Trading Period, a “Closed Trading Period”), and need not provide any reason for such suspension. The Insider Trading Policy Compliance Officer or his or her designee will notify you if you are subject to a Special Closed Trading Period, and may not explain the reasons.
3. Pre-Clearance of Trades of Restricted Persons
In addition to being subject to the Closed Trading Periods described above, and subject to the 10b5-1 Trading Plan requirements for 10b5-1 Designated Persons described below, all members of the Company’s Board of Directors and “Section 16 officers” (as defined below) and certain other designated employees, consultants and contractors

(collectively, the “Restricted Persons”) will be designated on a “Pre-Clear List” and will be required to pre-clear ALL trades in Meta securities with the Insider Trading Policy Compliance Officer or his or her designee prior to trading in Meta’s securities, even during an open trading window. These Restricted Persons must contact the Insider Trading Policy Compliance Officer prior to commencing any trade in Meta’s securities. The Company will notify you if you are on the Pre-Clear List.
Approval of trades by Restricted Persons on the Pre-Clear List is in the sole discretion of Meta. If a transaction is approved, you must execute the transaction within five (5) trading days after the day you receive such approval, but in no event after the commencement of a Closed Trading Period. If for any reason you do not complete the trade within five (5) trading days after you receive approval, you must obtain pre-clearance again before you can trade the securities. For example, if the Insider Trading Policy Compliance Officer or his or her designee approves a trade on a Friday, then you will have until the end of the trading day the following Friday to complete your trade.
Any requests to approve a trade while you are subject to a Closed Trading Period will be denied.
4. Pre-Clearance of Gifts by 10b5-1 Designated Persons
All 10b5-1 Designated Persons must also pre-clear all gifts of Meta securities and transfers of Meta securities for estate planning purposes with the Insider Trading Policy Compliance Officer or his or her designee prior to such transfer, even during an open trading window.
C. No Tipping
You may not tip (i.e. directly or indirectly pass on) material non-public information to any other person where the information may be used by such person to trade in the securities to which such information relates. You may not make recommendations or express opinions as to trading in Meta’s securities. For example, you may not suggest, encourage or recommend that others buy or sell Meta’s securities (or that they refrain from buying or selling in any setting), including through participation in any investment or stock-related Meta group, message board or other similar medium.
D. No Margining or Pledging of Company Securities
You may not hold Meta securities in margin accounts or pledge such securities as collateral for a loan except in limited circumstances as approved by the Compensation, Nominating, & Governance Committee. However, you may maintain a margin account so long as you do not hold Meta securities in the account, or otherwise use the account to trade Meta securities on margin, or otherwise use Meta securities as collateral.
E. No Trading in Futures or Derivative Securities or Hedging
You may not purchase or sell futures or derivative securities relating to Meta securities, or engage in hedging activities relating to Meta securities, including exchange traded options to purchase or sell such securities, puts, calls, collars, forward sale contracts, equity swaps, exchange funds, or other arrangements or instruments designed to hedge or offset decreases in the market value of Meta securities.
Investments in mutual funds or exchange-traded funds (“ETFs”) that track a broad-based index (such as the S&P 500) and/or have holdings comprised of less than 10% in Meta stock are exempt from this policy. However, investments in any other mutual fund or ETF where Meta stock comprises 10% or more of such fund’s holdings are subject to this policy and shares of such mutual fund or ETF are treated as if they were Meta securities.
F. No Short Sales
You may not sell Meta securities “short” (meaning any transaction in which you would benefit from a decline in the price of the securities).
G. No Trading on Information Regarding Other Companies
If you, in the course of working for Meta, learn of material non-public information about another company, you may not trade in that company’s securities until the information becomes public or is no longer material. You should treat material non-public information about Meta's business associates with the same care required with respect to information related directly to Meta.
H. Confidentiality of Non-public Information
Non-public information relating to Meta is the property of Meta and the unauthorized disclosure or improper use of such information is forbidden. You may not disclose material non-public information to other persons within Meta whose jobs do not require them to have that information, or outside of Meta to other persons, unless such disclosure is made in accordance with Meta’s policies regarding the protection or unauthorized external disclosure of information regarding Meta. In addition, your confidentiality agreement with Meta provides that Meta confidential information will only be used for the benefit of the company and solely to the extent necessary to perform your job. Any other use—such as trading on such information for personal benefit/profit—is prohibited. In addition to violating this policy and/or your confidentiality agreement, any unauthorized disclosures or improper use of such information may also violate Meta’s agreements with third parties and may be in breach of your fiduciary, loyalty or other duties to Meta.
III.Exceptions to Trading Restrictions
A.10b5-1 Trading Plans
Transactions in Meta’s securities that are executed pursuant to an approved trading plan established pursuant to SEC Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (a “10b5-1 Trading Plan”), will not be subject to this policy. SEC Rule 10b5-1 generally provides an affirmative defense from insider trading liability under the federal securities laws for securities trading plans that are entered into in good faith when you are not in possession of material non-public information and with respect to which you act in good faith for the duration of the plan.
The 10b5-1 Trading Plan must either specify the amount, pricing and timing of transactions in advance or include a written formula or algorithm, or computer program, for determining the number of shares, prices and dates. Once a 10b5-1 Trading Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date of any trades under the plan. All 10b5-1 Trading Plans, including any modifications, terminations, or other changes of such plans, must be pre-approved by the Insider Trading Policy Compliance Officer or his or her designee and may only be adopted, modified or terminated when you are not subject to a Closed Trading Period and not in possession of material non-public information.
Subject to the Transition Period and Affiliated Fund Exclusion provisions described in the Company’s 10b5-1 Trading Plan Policy, “10b5-1 Designated Persons” (as defined below) are required to conduct all purchase and sale transactions involving Meta’s securities, including the sale of Meta securities that they control through a trust or other entity, through a 10b5-1 Trading Plan and shall not be entitled to conduct transactions in open trading windows outside of a 10b5-1 Trading Plan. However, bona fide gifts, any transfers pursuant to a divorce settlement/agreement or other similar court order, or transfers for estate planning purposes by 10b5-1 Designated Persons need not be conducted under a 10b5-1 Trading Plan. In addition, sales by foundations or other charitable entities controlled by 10b5-1 Designated Persons of shares received as a result of a bona fide gift need not be conducted under a 10b5-1 Trading Plan if (a) the underlying gift was effected during an open trading window and (b) the decision to sell such gifted securities is made by an independent investment committee without any consultation with or influence of the transferor. For purposes of this policy, “10b5-1 Designated Persons” means the following individuals: (i) members of Meta’s Board of Directors, (ii) Meta’s “officers” as defined under Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended (collectively, “Section 16 officers”), and (iii) certain other individuals (such as members of management who report directly to Meta’s Chief Executive Officer) who may be designated from time to time by joint approval of the Chief Legal Officer and Chief Financial Officer.
For more information, see Meta’s 10b5-1 Trading Plan Policy.
B.Bona Fide Gifts and Other Transfers Without Consideration
Bona fide gifts or other transfers without consideration are exempt from this policy; provided that, for gifts or other transfers without consideration made (i) in a Closed Trading Period or (ii) at a time when you possess material non-public information, the recipient must agree not to sell Meta securities before the earliest time after the gift is completed that you are permitted to sell Meta securities on the open market under this policy. In addition, 10b5-1

Designated Persons must comply with the requirements regarding pre-clearance of gifts under Section II(B)(4) of this policy.
C.Divorce Agreement or Other Court Orders
Transfers of Meta securities pursuant to a divorce agreement or settlement, or other similar court order, are exempt from this policy in a Closed Trading Period.
D.Partnership Distributions
Distributions of Meta securities by a venture capital partnership or other similar entity with which a Company director is affiliated to its partners, members or other similar persons are generally subject to this policy, unless the entity provides evidence satisfactory to the Insider Trading Policy Compliance Officer that such entity has adequate policies and procedures in place to ensure that individuals making investment decisions on its behalf would not violate insider trading laws. It is the responsibility of each affected director and the affiliated entity, in consultation with their own counsel, to determine the process and timing for any such distributions based on all relevant facts and circumstances and applicable securities laws.
E.Company Incentive Plans
This policy does not apply to (i) the vesting or settlement of RSUs, (ii) the exercise of a tax withholding right pursuant to which Meta elects to withhold shares of stock to satisfy tax withholding requirements upon the vesting of any RSUs or (iii) a sell to cover transaction (x) under which you have previously elected to have a broker sell vested RSUs to cover any applicable tax withholding requirements (so long as such sell to cover election was made in an open window and when you were not in possession of material non-public information) or (y) which is otherwise mandated by Meta. This policy does apply, however, to any sale of Meta shares that you actually receive upon vesting and settlement of your RSUs.
IV.Penalties for Violation
Violation of the rules in this policy is grounds for disciplinary action by Meta, including termination of employment. Trading on or tipping (i.e. directly or indirectly passing on) material non-public information can also result in disgorgement of all profits and the imposition of substantial fines, extending significantly beyond any profits made or losses avoided, both for you and Meta.
V.Individual Responsibility
You are individually responsible for complying with this policy, including the determination of whether you possess material non-public information. You may, from time to time, have to forego a proposed transaction in Meta’s securities even if you had planned to make the transaction before learning of any material non-public information and even though you believe you may suffer an economic loss or forego anticipated profit by waiting.
None of Meta, the Insider Trading Policy Compliance Officer or Meta’s other employees will have any liability for any delay in reviewing, or refusal of, a request for pre-clearance of any potential trade or a trading plan. Notwithstanding any review of any pre-clearance of a transaction or any review of a trading plan, none of Meta, the Insider Trading Policy Compliance Officer or Meta’s other employees assumes any liability for the legality or consequences of such trading plan or transaction to your engagement in or adoption of such transaction or trading plan.
VI.Inquiries
Please direct all inquiries regarding any of the provisions or procedures of this policy to the Meta legal department.
VII.Amendments and Waivers
Amendments to this policy, and waivers requested by any director or Section 16 officer of Meta, must be approved by action of the Board of Directors or the Compensation, Nominating & Governance Committee. All other waivers under this policy may be approved by the Insider Trading Policy Compliance Officer after consulting with legal counsel.
(Amended September 5, 2024)